SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                             NU-TECH BIO-MED, INC.
                               (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                          (Title of Class of Securities)

                                     67019L101
                                  (CUSIP Number)

                                 JONATHAN LIDSTER
                         BUCHANAN CAPITAL MANAGEMENT LTD.
                                 BUCHANAN HOUSE
                              3 ST. JAMES'S SQUARE
                                LONDON SW1Y 4JU
                                    ENGLAND
                              011-44-171-973-2766

                (Name, address and telephone number of person
               authorized to receive notices and communications)

                              May 13, 1997
            (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 9 Pages

13D
CUSIP No. 67019L101
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             Buchanan Fund Limited
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                 Bermuda
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                - 0 -
SHARES         ______________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 168,244
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 168,244
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 168,244
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                    3.0%
_____________________________________________________________________________
          (14)  TYPE OF REPORTING PERSON **
                                                    CO
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 2 of 9 Pages

13D
CUSIP No. 67019L101
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Buchanan Partners Limited
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                 England
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                    - 0 -
SHARES         ______________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER
                                                  168,244
OWNED BY       ______________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER
                                                    - 0 -
REPORTING      ______________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                  168,244
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                  168,244
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                   3.0%
_____________________________________________________________________________
          (14)  TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 3 of 9 Pages

ITEM 1.   SECURITY AND ISSUER.

      This statement on Schedule 13D relates to the common stock ("Common Stock") of Nu-Tech Bio-Med, Inc. ("NTB"). The principal executive offices of NTB are located at 500 Fifth Avenue, Suite 2424, New York, NY 10017.

ITEM 2.   IDENTITY AND BACKGROUND.

      This statement is filed by Buchanan Fund Limited ("Buchanan Fund") and Buchanan Partners Limited ("Buchanan Partners"). Buchanan Fund and Buchanan Partners are collectively referred to herein as the "Reporting Persons" and information regarding each Reporting Person is set forth below.
      Buchanan Fund is a company incorporated under the laws of Bermuda having its principal place of business at 6 Front Street, Hamilton HM 11, Bermuda. The principal business of Buchanan Fund, a private investment fund, is to achieve capital gains and appreciation through investments in a variety of financial instruments including international equities, bonds, warrants, convertible bonds, options, futures and foreign exchange.
     Buchanan Partners is a limited corporation organized under the laws of England and Wales with its principal place of business at Buchanan House, 3 St. James's Square, London SW1Y 4JU, England. The principal business of Buchanan Partners, a private investment management firm, is to achieve capital gains and appreciation through investments in a variety of financial instruments including international equities, bonds, warrants, convertible bonds, options, futures and foreign exchange.
     Buchanan Capital Management Ltd. ("Buchanan Capital"), a wholly-owned subsidiary of Buchanan Partners, manages the investment portfolios of the Reporting Persons. Buchanan Capital is a limited corporation organized under the laws of England and Wales with its principal place of business at Buchanan House, 3 St. James's Square, London SW1Y 4JU, England.
     The names, business addresses and principal occupations of the directors of the Buchanan Fund are as follows:
          (a) Sharanbir Brijnath, Buchanan Capital Management Limited, Buchanan House, 3 St. James's Square, London SW1Y 4JU, England. Mr. Brijnath is an Executive Director of Buchanan Capital.
          (b) John C. R. Collis, Conyers, Dill & Pearman, Clarendon House, Church Street, Hamilton HM 11, Bermuda. Mr. Conyers is a partner of Conyers, Dill & Pearman, a law firm.
          (c) Luis A. Douglas, Bank of Bermuda Building, 6 Front Street, Hamilton HM 11, Bermuda. Mr. Douglas is an Executive Vice President of Corporate Trust and Systems and Operations of The Bank of Bermuda Limited.
          (d) Dr. Terry A. Marsh, Hans School of Business, University of California, Berkeley, California 94720. Dr. Marsh is a Professor of Finance at the University of California, Berkeley.
          (e) Robert R. Rans, Performa Securities Limited, 73 Front Street, Hamilton HM 12, Bermuda. Mr. Rans is the President of Performa Securities Limited, an investment management company incorporated in Bermuda.
          (f) Kevin Rowe, Buchanan Capital Management Limited, Buchanan House, 3 St. James's Square, London SW1Y 4JU, England.


                                Page 4 of 9 Pages

          (g) David T. Smith, Bank of Bermuda Building, 6 Front Street, Hamilton HM 11, Bermuda. Mr. Smith is Vice President of Corporate Trust of The Bank of Bermuda Limited, and also serves as Secretary to the Buchanan Fund.
          (h) Anthony D. Whaley, Conyers, Dill & Pearman, Clarendon House, Church Street, Hamilton HM 11, Bermuda. Mr. Whaley is an associate of Conyers, Dill & Pearman.
     Except as indicated above, there are no executive officers of Buchanan
Fund.
     The officers and directors of Buchanan Partners and Buchanan Capital, and their principal business occupations, are as follows:
          (a)  Peregrine Moncreiffe, Chief Executive Officer;
          (b)  Sharanbir Brijnath, Executive Director;
          (c)  Richard Webb, Trading Director;
          (d)  Mark Pearson, Executive Director; and
          (e)  Jason Hathorn, Executive Director.
     The business address of each of the foregoing persons is Buchanan House, 3 St. James's Square, London SW1Y 4JU, England.
     None of the persons described in this Item 2, during the last five years,
(a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The Common Stock was obtained upon conversion of Series A Convertible Preferred Stock of NTB ("Series A Convertible Preferred") purchased by the Reporting Persons. The source of the funds used to make the purchases of the Series A Convertible Preferred was working capital and no part of the purchase price was represented by funds or other consideration specially borrowed or otherwise specifically obtained for the purpose of acquiring, holding, trading or voting the securities. The aggregate number of such shares of Series A Convertible Preferred held by the Reporting Persons and the net investment cost of such shares was as follows:

                                  Aggregate                       Net
          Name                    # of Shares                Investment Cost

   Buchanan Fund Limited           250,000                    $250,000.00
   Buchanan Partners Limited       250,000                    $250,000.00

      Upon conversion of the Reporting Persons' Series A Convertible Preferred at a conversion price of $1.4859 per share, each of the Reporting Persons held 168,244 shares of Common Stock of NTB.




                                Page 5 of 9 Pages

ITEM 4.   PURPOSE OF THE TRANSACTION.

      The Reporting Persons acquired the Series A Convertible Preferred for investment purposes, without limiting their ability to sell the Common Stock pursuant to an effective registration statement. The Reporting Persons have requested the filing of a registration statement permitting their resale of shares of Common Stock. Following effectiveness of such registration statement, the Reporting Persons may offer and sell Common Stock from time to time as market conditions permit in the over-the-counter market, or otherwise, at prices and terms then prevailing or at prices relating to the then-current market price, or in negotiated transactions. The Common Stock may be sold by one or more of the following methods, without limitation: (a) a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face transactions between sellers and purchasers without a broker-dealer.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      (a) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons is enumerated below:

                           Number of                      Percentage of
Name                       Common Shares                  Common Shares

Buchanan Fund Limited         168,244                           3.0%
Buchanan Partners Limited     168,244                           3.0%

The Reporting Persons own in the aggregate 336,488 (6.0%) of the outstanding shares of Common Stock of NTB.
       The approximate aggregate percentage of shares of Common Stock beneficially owned by the Reporting Persons is based on 5,600,431 shares outstanding, which is the total number of shares of Common Stock outstanding based on currently available information provided by NTB's transfer agent for its Common Stock, American Stock Transfer and Trust Company, 40 Wall Street, New York, New York 10004.
      (b) The power to vote the Common Stock with respect to each Reporting Person noted in paragraph (a) above is as set forth on the cover sheet of this
Schedule 13D for such Reporting Person.
      Buchanan Partners, because of its equity ownership of Buchanan Capital, may be deemed to indirectly beneficially own 336,488 or 6% of the shares of Common Stock by virtue of Buchanan Capital's investment advisory relationships with Buchanan Fund and Buchanan Partners, pursuant to which Buchanan Capital provides discretionary investment advisory services.

                                Page 6 of 9 Pages

      (c) The Reporting Persons each acquired 168,244 shares of Common Stock through NTB's conversion of the Reporting Persons' shares of Series A Convertible Preferred on May 13, 1997 at a conversion price of $1.4859 per share.
      (d) Except as set forth above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
      (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Under a Stock Purchase Agreement between each of the Reporting Persons and NTB, dated November 6, 1996 (the "Stock Purchase Agreement"), the Reporting Persons each acquired 250 shares of Series A Convertible Preferred at $1,000 per share. Upon conversion of the Reporting Persons' Series A Convertible Preferred into Common Stock on May 13, 1997 at a conversion price of $1.4859 per share, the Reporting Persons acquired beneficial ownership of more than 4.99% of the Common Stock. Under the Series A Convertible Preferred Certificate of Designation, the conversion price of the Series A Convertible Preferred (the "Conversion Price") is an amount equal to seventy-five percent (75%) of the five (5) day average closing bid price of the Common Stock as reported by NASDAQ for the previous five (5) days ending on the day before a notice of conversion is given.

      Except as described above and in Items 2 and 5, none of the Reporting Persons is a party to a contract, arrangement, understanding or relationship with respect to any securities of NTB.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Filed herewith as Exhibit I is a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Act.

      Filed herewith as Exhibit II is the Stock Purchase Agreement.














                                Page 7 of 9 Pages

                                    SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  June 23, 1997                 BUCHANAN FUND LIMITED

                                  By: Buchanan Capital Management Limited
                                      Investment Manager

                                  By: /s/ Jason Hathorn
                                      _________________________________
                                      Jason Hathorn, Executive Director



                                  BUCHANAN PARTNERS LIMITED

                                  By: Buchanan Capital Management Limited
                                      Investment Manager

                                  By: /s/ Jason Hathorn
                                      _________________________________
                                      Jason Hathorn, Executive Director




















                               Page 8 of 9 Pages